Schedule B
to the DISTRIBUTION AND SERVICE PLAN
(Rule 12b-1 Plan)

(as amended on March 16, 2012 to add Orinda SkyView Macro Opportunities Fund)

Series or Fund of Advisors Series Trust
Orinda SkyView Multi-Manager Hedged Equity Fund
Orinda SkyView Macro Opportunities Fund

ADVISORS SERIES TRUST
on behalf of the Funds listed on Schedule B

By: /s/ Douglas G. Hess
Name: Douglas G. Hess
Title: President